SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2010

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100033

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ☒        Form 40-F      ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      ☐         No      ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

Exhibit Number		Page Number

1.1	Notice of annual general meeting, dated April 8, 2010	A-1

1.2	Announcement regarding proposed 2009 final dividend distribution and enterprise income tax withholding of overseas non-resident enterprises, dated April 8, 2010.	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 12, 2010	By:	/S/ WANG XIAOCHU
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year ended 2009 will be held at 11:00 am on 25 May 2010 at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong to consider and, if thought fit, pass the following businesses:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2009 be considered and approved, and the Board of Directors (the “Board”) be authorised to prepare the budget of the Company for year 2010;

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2009 be considered and approved;

3.	THAT the reappointment of KPMG and KPMG Huazhen as the international auditor and domestic auditor of the Company respectively for the year ending 31 December 2010 be considered and approved, and the Board be authorised to fix the remuneration of the auditors;

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

4.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed granting of a general mandate to the Board of the Company to issue debentures:

(1)	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, medium term note, company bonds, corporate debts, convertible bonds, asset securitisation products and asset-backed notes, from the date of this meeting until the date on which the annual general meeting of the Company for the year 2010 is held, with a maximum outstanding repayment amount of up to RMB90 billion;

(2)	THAT the Board or any two or more directors of the Company duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including, but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements, any option to adjust the nominal interest rate and use of proceeds, secure approvals, engage professional advisors, disseminate relevant application documents to the regulatory authorities, obtain approvals from the regulatory authorities, execute all requisite legal documentation relating to the issue as requested by the regulatory authorities and make relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws)

and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

5.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of debentures:

(1)	THAT the Company’s issue of debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to existing shareholders: The company debentures will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company debentures will have a term not exceeding 10 years and may have the same term or different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds issued will be for the purpose of supplementing the general working capital of the Company.

(e)	Effective period: from the date on which the resolutions passed to the date on which the annual general meeting of the Company for the year 2010 is held.

(2)	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including, but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate and specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant company bonds.

6.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic Shares or overseas-listed foreign invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution 6:

“Relevant Period” means the period from the passing of special resolution 6 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

(iii)	the revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in its general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion of their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

7.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution 6, and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Beijing, PRC

8 April 2010

Notes:

(1)	Shareholders who submit their share transfer application forms to the Company’s share registrar before 4:30 p.m. on 23 April 2010 and then register as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(2)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2009, which is expected to be dispatched to shareholders around 8 April 2010.

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes. The address of the share registrar for the Company’s H shares is Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(4)	All resolutions proposed at the AGM will be voted by poll.

(5)	The registration procedure for attending the annual general meeting:

(a)	shareholders attending the annual general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the Board or other decision making authority shall present a copy of the relevant resolution of the Board or other decision making authority in order to attend the annual general meeting.

(b)	shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 4 May 2010.

(6)	Closure of the register of members:

The register of members of the Company will be closed from 25 April 2010 to 25 May 2010 (both days inclusive).

(7)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(8)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District, Beijing 100033

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

As of the date of this announcement, the Board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Proposed 2009 Final Dividend Distribution and Enterprise Income

Tax Withholding of Overseas Non-Resident Enterprises

The board of China Telecom Corporation Limited (the “Company”) proposes a final dividend in the amount equivalent to HK$0.085 per share (pre-tax), totalling approximately RMB6,076 million for the year ended 31 December 2009. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 25 May 2010. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the lowest of the average offer rates of Renminbi to Hong Kong dollars as announced by the key commercial banks in China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed 2009 final dividends are expected to be paid around 30 June 2010 upon approval at the Annual General Meeting. In order to determine the list of holders of H shares who are entitled to receive the dividends, the Company’s share register will be closed from 25 April 2010 to 25 May 2010 (inclusive of both days), during which period no transfers of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H shares registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, before 4:30 p.m. on 23 April 2010.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China, the Company shall be obliged to withhold 10% enterprise income tax when it distributes the proposed 2009 final dividend to non-resident enterprise shareholders of overseas H shares, (including Hong Kong Securities Clearing Company Nominees Limited, other corporate nominees or trustees, and other entities or organizations) whose names appear on the Company’s H share register of members on 25 May 2010. The individual income tax will not be deducted from any natural person shareholders whose names appear on the Company’s H shares register of members on 25 May 2010.

B-1

All investors are requested to read this announcement carefully. If you should wish to change your shareholder status, please consult with your agent or trust institution about the relevant procedures. The Company has no obligation and will not be responsible for confirming the identities of the shareholders. The Company will withhold and pay enterprise income tax strictly in compliance with the laws. The Company will not accept any requests relating to any delay in confirming the identity of the shareholders or any errors in the identity of the shareholders.

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Beijing, PRC, 8 April 2010

As of the date of this announcement, the Board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

B-2